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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                                  TRINSIC, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  September 1, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 988792107                SCHEDULE 13D              Page 2 of 9 Pages
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1    NAME OF REPORTING PERSON

     THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 3 of 9 Pages
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1    NAME OF REPORTING PERSON

     BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 4 of 9 Pages
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1    NAME OF REPORTING PERSON

     T. MICHAEL LONG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          -0-
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          -0-
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,993,946 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D              Page 5 of 9 Pages
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1    NAME OF REPORTING PERSON

     LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)    [X]
                                                                   (b)    [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------

              NUMBER OF
                                    7     SOLE VOTING POWER
               SHARES
                                          19,603
            BENEFICIALLY        ------------------------------------------------
                                    8     SHARED VOTING POWER
              OWNED BY
                                          26,993,946 See Item 5
                EACH            ------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
              REPORTING
                                          19,603
               PERSON           ------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                WITH
                                          26,993,946 See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,013,549 See Item 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 988792107                SCHEDULE 13D             Page 6 of 9 Pages
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EXPLANATORY NOTE

            This Amendment No. 6 ("Amendment No. 6") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on November 20, 2000 (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D filed on July 12, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on August 9, 2001 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on August 26, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on December 3, 2004 ("Amendment No. 4"), and Amendment No. 5 to Schedule 13D filed on July 18, 2004 ("Amendment No. 5") relating to the common stock (the "Common Stock"), par value $.01 per share, issued by Trinsic, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D as amended by Amendment No.1, Amendment No. 2, Amendment No.3, Amendment No.4 and Amendment No. 5.

Item 1.     SECURITY AND ISSUER.

            No Change.

Item 2.     IDENTITY AND BACKGROUND.

            No Change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No Change.

Item 4.     PURPOSE OF TRANSACTION.

            No Change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            No Change.

CUSIP No. 988792107                SCHEDULE 13D             Page 7 of 9 Pages
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Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO THE COMMON STOCK OF THE ISSUER.

            Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

            The Company and the Fund are parties to the Registration Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public any shares of Common Stock held by the Fund, including without limitation, the shares of Common Stock issuable upon the conversion of Series H Preferred Stock held by the Fund.

            On September 1, 2005, the Company and the Fund entered into a voting agreement (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, the Fund agreed, to the extent required by applicable Nasdaq rules, that it (i) would not vote its shares of Series H Preferred Stock in any proposal that seeks to approve the conversion of the Series H Preferred Stock into Common Stock at a price below $0.41, (ii) would not vote 125.1 Votes (as defined in the Voting Agreement) of its Series H Preferred Stock (representing 3,012,479 shares of Common Stock on an as-converted basis) with respect to any other proposal submitted to the holders of the Common Stock and (iii) after September 30, 2005, would not vote its shares of Series H Preferred Stock in any proposal submitted to the holders of the Common Stock other than proposals that would amend the terms of the Series H Preferred Stock relating to voting rights to comply with any applicable rules of the Nasdaq Small Cap Market (the "Preferred Stock Amendment"). The Voting Agreement will terminate upon the earlier of (i) approval of the conversion of the Series H Preferred Stock into Common Stock at a conversion price below $0.41 by the holders of Common Stock and (ii) consummation of the Preferred Stock Amendment.

CUSIP No. 988792107                SCHEDULE 13D             Page 8 of 9 Pages
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            Except as described elsewhere in this Statement and as set forth in the Voting Agreement, a copy of which is attached hereto as Exhibit 1 to this Amendment No. 6, and incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Voting Agreement, dated as of September 1, 2005, by among the Company and The 1818 Fund III, L.P.

CUSIP No. 988792107                SCHEDULE 13D             Page 9 of 9 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    September 2, 2005

                                         THE 1818 FUND III, L.P.

                                         By: Brown Brothers Harriman & Co.,
                                             General Partner


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner



                                         BROWN BROTHERS HARRIMAN & CO.


                                         By: /s/ Lawrence C. Tucker
                                             --------------------------------
                                             Name:  Lawrence C. Tucker
                                             Title: Partner


                                         /s/ T. Michael Long
                                         ------------------------------------
                                                    T. Michael Long


                                         /s/ Lawrence C. Tucker
                                         ------------------------------------
                                                    Lawrence C. Tucker